INOTIV, INC.

2701 Kent Avenue

West Lafayette, Indiana 47906

July 20, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Inotiv, Inc.

Withdrawal of Registration Statement on Form S-1

File No. 333-261891

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Inotiv, Inc. (the “Registrant”) hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof, of the Registrant’s Registration Statement on Form S-1 (File No. 333-261891) together with all exhibits and amendments thereto (collectively, the “Registration Statement”) initially filed with the Commission on December 23, 2021.

The Registrant has determined not to pursue the public offering to which the Registration Statement relates at this time. The Registration Statement has not been declared effective by the Commission and the Registrant confirms that no securities have been sold pursuant to the Registration Statement. Accordingly, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use by the Registrant.

Should you have any questions regarding this request, please do not hesitate to contact counsel to the Registrant, Christine G. Long of Faegre Drinker Biddle & Reath LLP at (317) 569-4887, or in her absence, Griffin D. Foster at (317) 569-4843.

Sincerely,

INOTIV, INC.

By:	/s/ Robert W. Leasure, Jr.

Name: Robert W. Leasure, Jr.

Title: President and Chief Executive Officer

cc:	Beth Taylor, Chief Financial Officer, Inotiv, Inc.

Fernanda Beraldi, General Counsel, Inotiv, Inc.

Christine G. Long, Faegre Drinker Biddle & Reath LLP

Griffin D. Foster, Faegre Drinker Biddle & Reath LLP